

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2022

Kevin R. Sayer
President and Chief Executive Officer
DEXCOM, INC.
6340 Sequence Drive
San Diego, California 92121

      Re: DEXCOM, INC.
           Form 10-K for the Fiscal Year Ended December 31, 2021
           Filed on February 14, 2022
           File No. 000-51222

Dear Mr. Sayer:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Life Sciences